

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail
Mail Stop 4720

October 26, 2010

Mr. Robert C. Ogden
Chief Financial Officer
Omni Bio Pharmaceutical, Inc.
5350 South Roslyn, Suite 400
Greenwood Village, CO 80111

> **Re: Omni Bio Pharmaceutical, Inc.**
> **Item 4.02 Form 8-K**
> **Filed October 8, 2010**
> **File No. 000-52530**

Dear Mr. Ogden:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Jim Peklenk
Staff Accountant